Exhibit 99.1

Operations update May 2022
Get found locally faster

Locafy exceeds $500k monthly revenue milestone as product take-up accelerates.

Key Highlights

●	Locafy achieved more than A$500,000 in revenue for the first time in April 2022, more than 130% YoY growth from April 2021.
●	Locafy Reseller numbers more than tripled in the current financial year to now exceed 100 in April as the company continues its focus on growing its channel partner network in North America, UK and Australia.
●	Net new customer numbers continued to grow across channel and direct sales

Operations Update

Locafy had 103 Resellers at the end of April, more than 3.5x the number of Resellers at the start of the Australian financial year, which commenced July 1, 2021.

Resellers are a key part of our plans to drive revenue growth. The onboarding of a large number in the last 11 months highlights the increasing interest and confidence around our product and plans to shake-up the US$700 billion global search engine optimization sector.

Customers

Across the Locafy client base, published landing pages increased to 44,458 with more than 58% of these appearing in Page 1 search results for keyword and location combinations with more than 40% overall appearing in positions 1,2 or 3.

Corporate Update

Locafy reached a significant milestone in April by achieving more than A$500,000 in revenue. Exceeding the $500,000 revenue mark in three consecutive months unlocks the first of three tranches of Performance Rights for eligible staff.

The second tranche of Performance Rights is activated once A$1m per month is reached for three consecutive months and the third tranche is released upon achieving A$2m per month for three consecutive months. As per the prospectus filed with the SEC on March 25, 2022, the Performance Rights plan has a sunset date of June 30, 2024 to reach the revenue hurdles for the Performance Rights to be vested.

Key Hires

Sara Harris was appointed as Head of People & Culture, based out of Locafy’s Perth HQ.

Two new business development representatives (BDRs) appointed in each of the European and Australian markets and one additional BDR appointed in the North American market.

Total staff numbers as at the end of April, 2022 were 56.

About Locafy Limited

Founded in 2009, Locafy’s (NASDAQ: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach.

For more information, visit www.locafy.com

Locafy Limited | Nasdaq: LCFY, LCFYW | ACN: 136 737 767

E: investor@locafy.com | W: www.locafy.com

246 Churchill Avenue, Subiaco WA 6008, Australia

Safe Harbor Statement

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contacts

Media Chris Fogarty FMC Change T: +61 420 928 924 E: chris@fmcchange.com	Investors Locafy Investor Relations Locafy Limited E: investor@locafy.com

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Locafy Limited | Nasdaq: LCFY, LCFYW | ACN: 136 737 767

E: investor@locafy.com | W: www.locafy.com

246 Churchill Avenue, Subiaco WA 6008, Australia